UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pixie Dust Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

72582J103**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the common shares of the Issuer. CUSIP number 72582J103 has been assigned to the American Depositary Shares of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “PXDT.” Each American Depositary Share represents one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 72582J103

1	NAMES OF REPORTING PERSONS INCJ, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 861,591
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 861,591
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,591
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This percentage is based on 14,869,067 common shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2024.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Pixie Dust Technologies, Inc.

(b)	Address of Issuer’s principal executive offices:

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

Item 2.

(a)	Name of person filing:

INCJ, Ltd.

(b)	Address or principal business office or, if none, residence:

7th Floor, Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku,

Tokyo 105-0001, Japan

(c)	Citizenship:

Japan.

(d)	Title of class of securities:

Common shares, no par value, of the Issuer.

(e)	CUSIP No.:

There is no CUSIP number assigned to the common shares of the Issuer. CUSIP number 72582J103 has been assigned to the American Depositary Shares of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “PXDT.” Each American Depositary Share represents one common share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:	861,591

(b)	Percent of class:	5.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	861,591

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	861,591

(iv)	Shared power to dispose or to direct the disposition of:	0

The percent of class is based on 14,869,067 common shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2024.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a 11.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024	INCJ, Ltd.

	By:	/s/ Mikihide Katsumata
Name: Mikihide Katsumata
Title: President and COO, Member of the Board